

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 10, 2009

<u>Via U.S. Mail and Facsimile</u>
Mr. J. Scott Hodgkins, Esq.
Latham & Watkins LLP
355 South Grand Avenue
Los Angeles, CA 90071-1560

> **Re:** **Avery Dennison Corporation**
> **Schedule TO-I filed February 3, 2009**
> **SEC File No. 05-18527**

Dear Mr. Hodgkins:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Offer to Purchase

Extension, Termination or Amendment, page 25

1. You disclose that you may assert the conditions to your offer or waive them, in whole
    or in part, "at any time and from time to time." You also disclose the right to
    "terminate or withdraw, in [your] sole discretion, the offer if the conditions to the
    offer are not met on or after the expiration date." These statements may suggest that
    you may waive or amend the terms and conditions after expiration of the offer.
    Please revise the disclosure to make clear that any changes will be made before the
    expiration of the offer and that all conditions to the offer, other than those dependent
    upon receipt of necessary government approvals, must be satisfied or waived before
    the expiration of the offer.

Conditions to the Offer, page 31

2. You disclose that you "have structured the offer with the intent of avoiding de-listing
    of the Corporate HiMEDS Units and do not plan to take any action following the
    offer to cause the de-listing of the Corporate HiMEDS Units from the New York
    Stock Exchange or to terminate the registration thereof as long as any Corporate
    HiMEDS Units are outstanding following the completion of the offer." We refer you
    to Rule 13e-3. The rule is applicable to any transaction or series of transactions of the
    type specified in Rule 13e-3(a)(3)(i) that has a "reasonable likelihood or a purpose,
    either directly or indirectly," of causing, any class of securities listed on a national
    securities exchange to not be listed on a national securities exchange. Given that the
    tender offer is for 95% of outstanding HiMEDS units, it would appear that it there is a
    reasonable likelihood that the offer could cause the delisting of the units from the
    New York Stock Exchange. In this regard, while we note that you have conditioned
    the offer on no conclusion being reached with the New York Stock Exchange that
    acceptance of units would result in the delisting of the units, we similarly note that
    this condition is subject to waiver at your sole discretion, prior to expiration of the
    offer. Supplementally confirm in your response letter that if you waive condition No.
    6, you will extend the offer and file a Schedule 13E-3.

Closing Comments

        As appropriate, please amend your filing and respond to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly

facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and Acquisitions